TEXARKANA FIRST FINANCIAL CORPORATION

                     1997 ANNUAL REPORT TO STOCKHOLDERS






                             TABLE OF CONTENTS




                                                                     Page

   Chairman's Letter to Stockholders.................................  1

   Corporate Profile.................................................  3

   Selected Financial Data...........................................  4

   Supplementary Financial Information...............................  5

   Management's Discussion and Analysis of Financial Condition
     and Results of Operations.......................................  6

   Report of Independent Certified Public Accountants................ 18

   Financial Statements.............................................. 19

   Directors and Officers............................................ 43

   Banking Locations................................................. 43

   Stockholder Information........................................... 44

                          Letter to Our Stockholders


On behalf of your board of Directors, we take great pleasure in presenting our third annual report, the first report covering a full two years of operation as a unitary savings and loan holding company. While we take pride in the Company's per share market price of $23.75 on September 30, 1997 versus the $10.00 initial public offering price of July, 1995, we cannot control the market price except through our performance. We hope that continued excellence in performance on our part will continue to improve the market value of your Company's stock. We are committed to giving our best efforts in return for your investment.

At the January 21, 1997 meeting of the Board of Directors, Josh R. Morriss, Jr. nominated, and the Board elected me Chairman of the Company and the Association. I am proud to succeed Mr. Morriss who served as Chairman of the Association since 1982 and as Chairman of the Company since its inception. Mr. Morriss will continue as a board member and I will continue as Chief Executive Officer of the Company and the Association. Also, Mr. John E. Harrison was elected President of the Company and the Association and will continue as Chief Operating Officer of the Company and the Association.

Fiscal year 1997 was a challenging and rewarding year. It was a challenge because we began the year with $9.1 million less in earning assets as a result of three actions planned and executed in fiscal 1996, including $933,000 to purchase 62,300 Company shares for employee benefit plans, $1.6 million to repurchase 99,187 Company shares being held as treasury shares, $5.7 million to pay a special distribution to stockholders, and the $835,000 special SAIF assessment. It was rewarding because the operating results were excellent and we achieved our primary objectives of profitable growth and improved return on stockholder's equity.

Growth, increased earnings and superior asset quality are reflected in the following comparisons of fiscal year 1997 to fiscal year 1996. Growth was accomplished in all major categories of total assets, loans and deposits. Profitability is reflected in increases in the major components of net interest income and net income. Asset quality is reflected in the superior asset quality ratios. Total assets increased 7.8% to $178.7 million while net income increased 20.1% to $2.9 million and the return on average assets improved to 1.71% from 1.46%. Loans, net of unearned income, increased 8.5% to $148.5 million and deposits increased 7.6% to $143.2 million while net interest income increased 2.7% to $6.4 million and the net interest margin remained at 3.90%. While this is rewarding in itself, the true reward is the profitable growth without sacrificing asset quality. At September 30, 1997, asset quality ratios remained favorable with the ratio of nonperforming loans to total loans at .19% and the ratio of nonperforming assets to total assets at .23%.

At the end of fiscal year 1997, with loans at 83.1% of total assets and one-to-four family mortgages at 69.3% of total loans, we remain a full-service institution which specializes in single-family mortgage financing. During fiscal year 1997, mortgage loans increased $10.4 million or 8.2% while commercial and consumer loans increased $1.0 million or 7.3%.

The outlook for fiscal 1998 is bright. Loan demand is expected to remain strong with interest rates favorable for borrowers. Mr. Travis Mauldin was employed August 1, 1997 as executive vice president of the Company and the Association. Mr. Mauldin's 28 years of experience in lending, specializing in mortgage lending, will enhance our specialty of mortgage financing. During fiscal 1998, we will begin origination of FHA and VA loans for resale to an independent mortgage company.

Our stockholder's equity to assets ratio continues to exceed industry standards. Although this demonstrates our solid financial position, excess equity results in a lower than desired rate of return on equity. During fiscal 1997, we were able to continue with positive measures to reduce the equity to asset ratio to 15.3% from 15.9%. First, $1.5 million was used to purchase 97,558 additional Company shares to be held as treasury shares. Second, the quarterly dividend to stockholders was increased to $.14 per share from $.1125 per share. In Fiscal year 1998, we will continue to pursue prudent means to improve the rate of return on equity including dividends and stock repurchases.

In Fiscal 1998, construction will begin on our new branch facility in Texarkana, Texas. We are excited about the opportunity to provide a more convenient location for the Texas customers of our border city. We believe that, in our community, customers appreciate and respond to convenient locations and face-to-face hospitality while conducting their business.

Our new branch facility in DeQueen, Arkansas was completed in August. At September 30, 1997, the DeQueen branch had deposits of $17.9 million, an increase of 8.0% over the previous year, and loans of $12.8 million, an increase of 30.8% over the previous year. We expect the DeQueen area to remain a strong market and we are confident that our additional commitment in the market will result in an increase in the market share of loans and deposits.

Growth in the Texarkana area is evident with new businesses, new highways, new streets, industrial expansions, new industries and a new apartment complex and golf course. The interchange of Loop 245 and I-49 is under construction and work will begin in 1998 on the first segment of I-49 South to Shreveport, Louisiana. Tyson's Foods opened a new $30 million poultry processing plant in Miller county and J. J. Earnest opened a new $5 million asphalt plant in Texarkana. New businesses also include Books-A-Million, Toys "R" US, Office Depot and a third Albertsons food store. Twenty new restaurants opened in 1997, including Chili's, Bennigan's, I Hop, TaMolly's and two Waffle Houses. Hibernia Corporation, a New Orleans bank holding company, completed its merger of Hibernia National Bank of Texas with Texarkana National Bancshares and Guaranty Bank of Mt. Pleasant, Texas opened a branch in Texarkana.
Altogether, during 1997, new businesses and expansions of existing businesses have created 1,000 new jobs which will result in $12 million new payroll dollars annually.

As always, the success of fiscal year 1997 was the result of the hard work and dedication of our employees and directors and the support of our stockholders. We take this opportunity to give sincere thanks to our special friends who happen to be our employees, depositors, borrowers and stockholders.


                                          Sincerely,

                                          /s/ James W. McKinney

                                          James W. McKinney
                                          Chairman and Chief Executive Officer

                              CORPORATE PROFILE




Texarkana First Financial Corporation ("the "Company") was incorporated in March 1995 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Savings and Loan Association of Texarkana (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on July 7, 1995 and, as a result, the Company became a unitary savings and loan holding company for the Association. The Company has no significant assets other than the shares of the Association's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company, and has no significant liabilities. The Company has no other subsidiaries and the Association has no subsidiaries.

The Association is a federally chartered stock savings and loan association which conducts business through its main office and four full service branch offices. The Association is primarily engaged in attracting deposits from the general public and using these funds primarily to originate single-family (one-to-four units) residential loans and to a significantly lesser extent, nonresidential or commercial real estate loans, construction loans on primarily residential properties, consumer loans and multi-family loans. To a limited extent, the Association also invests in securities issued by the United States Government and agencies thereof and mortgage-backed securities. The Association derives its income principally from interest earned on loans and investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Association's primary expenses are interest expense on deposits and general operating expenses. Funds for activities are provided primarily by deposits, amortization and prepayments of outstanding loans and other sources. The Association's goal is to continue to serve its market area of southwest Arkansas and northeast Texas as a community oriented, independent financial institution dedicated primarily to financing home ownership while providing needed financial services to its customers in an efficient manner.

The Company's and the Association's executive offices are located at Third and Olive Streets, Texarkana, Arkansas 71854 and their telephone number is (870) 773-1103.

                           SELECTED FINANCIAL DATA
                (Dollars in Thousands, Except Per Share Data)

    Years Ended September 30    1997     1996     1995     1994     1993
                             ________ ________ ________ ________ ________
SUMMARY INCOME STATEMENT
   Interest income...........$ 13,417 $ 12,745 $ 11,236 $  9,528 $  9,928
   Interest expense..........   6,982    6,480    6,042    5,035    5,553
   Net interest income.......   6,435    6,265    5,194    4,493    4,375
   Provision for loan losses.      --       --      177       --      162
   Noninterest income........     755      753      665    1,277      728
   Noninterest expense(1)....   2,604    3,335    2,367    2,010    1,981
   Income before income tax..   4,586    3,683    3,315    3,760    2,960
   Income tax expense........   1,702    1,282    1,312    1,219    1,121
   Net income(1).............   2,884    2,401    2,003    2,541    1,839

PER COMMON SHARE(2)
   Net income(fully diluted).  $ 1.64   $ 1.31   $  .40      N/A      N/A
   Cash dividends declared(3)  $  .50   $ 3.45       --      N/A      N/A
   Dividend payout ratio.....   29.20%  269.64%      --      N/A      N/A
   Book value(end of year)...  $15.32   $14.02   $16.54      N/A      N/A
   Market price(end of year).  $23.75   $14.25   $13.25      N/A      N/A
   Market/book(end of year)..  155.03%  101.64%     .80%     N/A      N/A

YEAR-END BALANCES
   Total assets..............$178,710 $165,747 $160,652 $140,178 $137,956
   Investment securities.....  21,176   17,458   21,432   17,004   17,771
   Loans receivable, net..... 148,471  136,805  123,309  118,548  112,245
   Deposits.................. 143,207  133,071  124,953  124,496  124,512
   Stockholders' equity......  27,380   26,424   32,808   12,996   10,455

PERFORMANCE RATIOS
   Net interest margin.......    3.90%    3.90%    3.59%    3.40%    3.30%
   Return on average assets..    1.71     1.46     1.35     1.85     1.34
   Return on average equity..   10.74     7.34    10.92    21.44    19.20
   Operating efficiency(4)...   36.22    47.52    40.40    34.84    38.82

ASSET QUALITY RATIOS
   Nonperforming loans to
    total loans..............     .19%     .15%     .17%     .09%     .42%
   Nonperforming assets to
    total assets.............     .23      .17      .33      .53     1.91
   Allowance for loan losses
    to nonperforming loans...  401.43   540.09   536.92   872.32   234.30
   Allowance for loan losses
    to total loans...........     .76      .82      .91      .81      .98
   Net charge-offs to
    average total loans......    .015     .003     .004      .14      .20

CAPITAL RATIOS
   Average equity to assets..   15.89%   19.90%   12.32%    8.64%    6.96%
   Tier 1 capital to assets..   15.29    15.95    15.40     9.26     7.59
   Tier 1 capital to
    risk-adjusted assets.....   25.82    27.78    28.68    16.47    14.75

____________________
(1) 1996 includes the special SAIF assessment of $835,000 ($515,000 net).

(2) Per share data for 1995 is for the period beginning July 7, the date of the initial public offering.

(3) 1996 includes a $3.00 special one-time distribution.

(4) Noninterest expense to net interest income plus noninterest income.

                     SUPPLEMENTARY FINANCIAL INFORMATION


                     Selected Quarterly Operating Results
                 (Dollars In Thousands, Except Per Share Data)


                                Fourth        Third       Second        First
                                Quarter      Quarter      Quarter      Quarter
                                _______      _______      _______      _______
Year Ended September 30, 1997
  Interest income.............. $3,486       $3,415       $3,283       $3,233
  Interest expense.............  1,851        1,744        1,687        1,700
  Net interest income..........  1,635        1,671        1,596        1,533
  Provision for loan losses....     --           --           --           --
  Noninterest income...........    216          202          163          174
  Noninterest expense(1).......    651          602          626          725
  Net income(1)................    756          797          712          619
 Per common share:
  Net income (diluted)(1)...... $  .42       $  .46       $  .41       $  .35
  Cash dividends(2)............  .1400        .1400        .1125        .1125
  Common stock price:
   High........................  24.88        19.50        17.38        15.63
   Low.........................  19.38        15.63        14.75        13.63
   Last trade..................  23.75        19.50        16.50        15.63
 Selected ratios (annualized):
  Net interest margin..........   3.80%        4.03%        3.98%        3.79%
  Return on average assets(1)..   1.71         1.87         1.74         1.50
  Return on average equity(1)..  11.01        11.79        10.82         9.30


Year Ended September 30, 1996
  Interest income.............. $3,244       $3,185       $3,177       $3,139
  Interest expense.............  1,664        1,606        1,614        1,596
  Net interest income..........  1,580        1,579        1,563        1,543
  Provision for loan losses....     --           --           --           --
  Noninterest income...........    200          226          159          168
  Noninterest expense(1).......  1,478          657          611          589
  Net income(1)................    220          744          710          727
 Per common share:
  Net income(1)................$   .12       $  .40       $  .39       $  .39
  Cash dividends(2)............ 3.1125        .1125        .1125        .1125
  Common stock price:
   High........................  17.13        16.63        15.25        15.13
   Low.........................  13.63        14.88        13.63        13.25
   Last trade..................  14.25        15.75        14.75        14.13
 Selected ratios (annualized):
  Net interest margin..........   3.82%        3.96%        3.92%        3.90%
  Return on average assets(1)..    .52         1.82         1.74         1.80
  Return on average equity(1)..   2.87         8.96         8.47         8.71

____________________

(1) The fourth quarter of 1996 includes the special SAIF assessment of $835,000 ($515,000 net of tax).

(2) The fourth quarter of 1996 includes a $3.00 special one-time distribution.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.


Asset and Liability Management

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1997, the Association estimates that its one-year gap was a negative 21.3% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 82.4%.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Association's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); and (ii) selling its fixed-rate residential mortgage loans.

The Association focuses its lending activities on the origination of one year adjustable-rate residential mortgage loans and, to a lesser extent, three- and five-year adjustable rate residential mortgage loans. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Association's efforts, as of September 30, 1997, $100.2 million or 95.3% of the Association's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

In order to offer a full range of loan products to its customers, the Association continues to originate fixed-rate loans and sell such loans to the Federal Home Loan Mortgage Corporation ("FHLMC"). During the years ended September 30, 1997 and 1996, such sales amounted to $2.2 million and $2.2 million, respectively. Such sales were conducted as a means of minimizing the interest rate risk associated with such loans.

Deposits are the Association's primary funding source and the Association prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. Pursuant to this policy, the Association has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Association does not pursue an aggressive growth strategy which would force the Association to focus exclusively on competitors' rates rather than deposit affordability. This policy has assisted the Association in controlling its cost of funds.


Net Portfolio Value

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Association's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules and under such rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice.
Small, highly capitalized institutions, such as the Association, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not generally subject to the interest rate risk component. Although First Federal is not subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report.

The following table presents First Federal's NPV as of September 30, 1997, as calculated by the OTS, based on information which was provided to the OTS by First Federal.

                             Net Portfolio Value
______________________________________________________________________________
                                    Estimated
   Change in                        NPV As A
 Interest Rates     Estimated        % of PV          Amount         Percent
 (basis points)        NPV          of Assets        of Change      of Change
________________  _____________   ______________   _____________   ___________
                              (Dollars in Thousands)

    +400 bp          $26,555          15.34%         $-5,832          -18%
    +300 bp           28,786          16.31           -3,601          -11
    +200 bp           30,586          17.05           -1,801           -6
    +100 bp           31,787          17.49             -600           -2
       0 bp           32,387          17.64
    -100 bp           32,576          17.61             +189           +1
    -200 bp           32,802          17.59             +415           +1
    -300 bp           33,286          17.68             +899           +3
    -400 bp           34,065          17.89           +1,678           +5


    Risk Measures:  200 bp Rate Shock              9-30-97   6-30-97   3-31-97
______________________________________________     _______   _______   _______

Pre-Shock NPV Ratio:  NPV as % of PV of Assets      17.64%    17.88%    18.68%

Exposure Measure:  Post-Shock NPV Ratio             17.05%    16.99%    17.81%

Sensitivity Measure:  Change in NPV Ratio           -59 bp    -89 bp    -87 bp



Changes in Financial Condition

General. The Company's assets increased $13.0 million or 7.8% to $178.7 million at September 30, 1997 from $165.7 million at September 30, 1996. The increase was due primarily to increases of $11.7 million or 8.5% in loans receivable and $3.7 million or 21.3% in investments, which were partially offset by a decrease of $2.8 million or 31.7% in cash and cash equivalents. The Company's total liabilities increased $12.0 million or 8.6% due primarily to increases of $10.1 million or 7.6% in deposits and $2.1 million or 74.6% in borrowed funds.

Cash and Cash Equivalents. Cash and federal funds sold decreased $2.8 million or 31.7% to $6.1 million at September 30, 1997 from $8.9 million at September 30, 1996. In addition to normal operating uses, the cash funds were used primarily to fund increased loan demand, payment of dividends and purchase of additional shares of Company common stock.

Investments. Investments increased $3.7 million or 21.3% to $21.2 million at September 30, 1997 from $17.4 million at September 30, 1996. Proceeds from maturing investments were used primarily to fund increased loan demand.

Loans Receivable. Loans receivable, net of unearned income, increased $11.7 million or 8.5% to $148.5 million at September 30, 1997 from $136.8 million at September 30, 1996. The increase in loans was the result of increases of $10.7 million or 8.7% in real estate loans and $1.9 million or 18.4% in consumer loans, and a decrease of $.9 million or 27.0% in commercial loans.

Nonperforming Assets. Total nonperforming assets increased $123,000 or 43.3% to $407,000 or .23% of total assets at September 30, 1997 compared to $284,000 or .17% of total assets at September 30, 1996. At September 30, 1997, nonperforming loans were $280,000 or .18% of total loans compared to $212,000 or .15% of total loans at September 30, 1996. Foreclosed real estate owned increased $55,000 or 76.4% to $127,000 at September 30, 1997 from $72,000 at
September 30, 1996. At September 30, 1997, the allowance for loan losses was $1.1 million or .74% of total loans and 401.43% of nonperforming loans compared to $1.1 million or .82% of total loans and 540.09% of nonperforming loans at September 30, 1996. Net charge-offs were $21,000 and $4,000 for fiscal years ended September 30, 1997 and 1996, respectively.

Deposits. Deposits increased $10.1 million or 7.6% to $143.2 million at September 30, 1997 from $133.1 million at September 30, 1996. The increase in deposits was the result of increases of $11.0 million or 9.8% in certificates of deposit and $300,000 or 4.7% in NOW accounts, and decreases of $700,000 or 11.2% in savings accounts and $500,000 or 6.8% in money market accounts. The additional deposits were used primarily to fund increased loan demand.

Borrowed Funds. Total borrowings increased $2.1 million to $5.0 million at September 30, 1997 from $2.9 million at September 30, 1996. In fiscal year 1997, borrowings were utilized to purchase GNMA adjustable rate mortgage-backed securities with advances from the FHLB of Dallas. In fiscal year 1996, borrowings, which were utilized to minimize any loss from the sale of investment securities, provided cash for the payment of the $3.00 per share special one-time distribution to stockholders.

Stockholders' Equity. Stockholders' equity increased $1.0 million to $27.4 million at September 30, 1997 from $26.4 million at September 30, 1996. The increase was primarily the result of retained earnings which was partially offset by the purchase of additional treasury shares at a cost of $1.5 million. Net income increased $483,000 or 20.1% to $2.9 million for fiscal 1997 compared to $2.4 million for fiscal 1996. The ratio of stockholders' equity to total assets was 15.3% at September 30, 1997 compared to 15.9% at September 30, 1996.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table presents, for the periods indicated, the interest income and rates earned on average interest-earning assets, the interest expense and rates paid on average interest-bearing liabilities, and the net interest income and net interest margin which is net interest income divided by average interest-earning assets. Since interest-earning assets do not include any tax-exempt securities except for applicable state income taxes, income and rates include no adjustment for a tax-equivalent basis.


                                       Year Ended September 30,
                     ___________________________________________________________
                            1997                 1996                 1995
                     ___________________ ___________________ ___________________
                     Average Income/     Average Income/     Average Income/
                     Balance Expense     Balance Expense     Balance Expense
                                    Rate                Rate                Rate
                       ($)     ($)   (%)   ($)     ($)   (%)   ($)     ($)   (%)
                     ___________________ ___________________ ___________________
                                       (Dollars in Thousands)
ASSETS

Earning assets:
 Loans receivable... 141,830 11,997 8.46 129,182 10,850 8.40 121,074  9,769 8.07
 Investments........  21,099  1,264 5.99  29,527  1,738 5.89  21,124  1,277 6.05
 Mortgage-backed
  securities........   2,119    156 7.35   2,067    157 7.60   2,450    190 7.76
                     _______ ______      _______ ______      _______ ______
  Earning assets.... 165,048 13,417 8.13 160,776 12,745 7.93 144,648 11,236 7.77
                             ______              ______              ______
Nonearning assets...   3,994               3,601               4,242
                     _______             _______             _______
  Total assets...... 169,042             164,377             148,890
                     =======             =======             =======

LIABILITIES AND
STOCKHOLDERS' EQUITY

Interest-bearing
  liabilities:
 Transaction and
  savings accounts..  20,661    559 2.70  20,243    553 2.73  20,605    627 3.04
 Other time deposits 117,718  6,376 5.42 107,866  5,919 5.49 106,087  5,412 5.10
 Short-term
  borrowings........     827     47 5.72     143      8 5.87      39      3 6.50
                     _______ ______      _______ ______      _______ ______
  Interest-bearing
   liabilities...... 139,206  6,982 5.02 128,252  6,480 5.05 126,731  6,042 4.77
                             ______              ______              ______
Noninterest-bearing
 liabilities........   2,976               3,420               3,818
                     _______             _______             _______
  Total liabilities. 142,182             131,672             130,549
Equity..............  26,860              32,705              18,341
                     _______             _______             _______
  Total liabilities
   and equity....... 169,042             164,377             148,890
                     =======             =======             =======

Net interest income.          6,435               6,265               5,194
                              =====               =====               =====
Net interest spread.                3.11                2.88                3.00

Net interest margin.                3.90                3.90                3.59

Rate/Volume Analysis. The following table describes the extent to which changes in volume and changes in interest rates of interest-related assets and liabilities have affected interest income and expense during the periods indicated. Volume change is computed by multiplying the change in volume by the prior year rate. Rate change is computed by multiplying the change in rate by the prior year volume. Changes not solely due to volume or rate changes are allocated to rate.

                                   Change                  Change
                               1997 from 1996          1996 from 1995
                            ____________________    ____________________
                             Increase(Decrease)      Increase(Decrease)
                                   Due to                  Due to
                            ____________________    ____________________
   (Dollars in Thousands)   Total  Volume   Rate    Total  Volume   Rate
                            _____  ______  _____    _____  ______  _____
Change in interest income:
 Loans receivable..........$1,147  $1,062 $   85   $1,081  $  654 $  427
 Investments...............  (474)   (496)    22      461     508   ( 47)
 Mortgage-backed securities    (1)      4     (5)    ( 33)   ( 30)  (  3)
                            _____   _____  _____    _____   _____  _____
  Total interest income....   672     570    102    1,509   1,132    377
                            _____   _____  _____    _____   _____  _____

Change in interest expense:
 Transaction and
  savings accounts.........     5      11     (6)    ( 74)   ( 11)  ( 63)
 Other time deposits.......   458     508    (50)     507      91    416
 Short-term borrowings.....    39      40     (1)       5       7   (  2)
                            _____   _____  _____    _____   _____  _____
  Total interest expense...   502     559    (57)     438      87    351
                            _____   _____  _____    _____   _____  _____
  Net interest income......$  170  $   11 $  159   $1,071  $1,045 $   26
                            =====   =====  =====    =====   =====  =====


Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996

General. The Company's net income was $2.9 million for fiscal 1997 compared to $2.4 million for fiscal 1996. The increase of $483,000 or 20.1% during fiscal 1997 was primarily due to an increase of $170,000 in net interest income, an increase of $2,000 in noninterest income and a decrease of $731,000 in noninterest expense, all of which were partially offset by an increase in income tax expense.

Net Interest Income. The Company's net interest income increased $170,000 or 2.7% to $6.4 million for fiscal 1997 compared to $6.3 million for fiscal 1996. The increase was due to an increase of $672,000 or 5.3% in interest income which was partially offset by an increase of $502,000 or 7.7% in interest expense. The increase in interest income was due to an increase in both the average balance of and average yield on interest earning assets while the increase in interest expense was due to an increase in the average balance of interest bearing liabilities, partially offset by a decline in the average rate. For fiscal year 1997 compared to fiscal year 1996, the net interest margin was 3.90% and 3.90%, respectively, and the net interest spread was 3.11% and 2.88%, respectively.

Interest Income. During fiscal 1997 compared to fiscal 1996, total interest income increased $672,000 or 5.3% of which $570,000 was due to an increase in average balance and $102,000 was due to an increase in average yield. The average balance of total earning assets increased $4.3 million to $165.0 million from $160.8 million and the average yield increased to 8.13% from 7.93%. The increase in total interest income was due to an increase in income on loans, partially offset by a decrease in income on investments. Interest income on loans increased $1.1 million or 10.6% of which $1.0 million was due to an increase in average balance and $.1 million was due to an increase in average yield. The increase in the average balance of loans to $141.8 million from $129.2 million was due to increased loan demand while the increase in the average yield to 8.46% from 8.40% primarily reflects the increase in market interest rates, particularly during the first half of fiscal 1997. Interest income on investments decreased $474,000 or 27.3% of which $496,000 was due to a decrease in average balance, partially offset by an increase of $22,000 due to an increase in average yield.

Interest Expense. During fiscal 1997 compared to fiscal 1996, total interest expense increased $502,000 or 7.7% of which $559,000 was due to an increase in average balance, partially offset by $57,000 due to a decline in average rate. The average balance of total interest-bearing liabilities increased $10.9 million to $139.2 million from $128.3 million and the average rate declined to 5.02% from 5.05%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $463,000 or 7.2% of which $519,000 was due to an increase in average balance, partially offset by a decrease of $56,000 due to a decline in average rate to 5.01% from 5.05%.

Provision for Loan Losses. No provisions were made for loan losses during fiscal 1997 and fiscal 1996. The $177,000 provision for loan losses during fiscal 1995 was due primarily to management's assessment at such time of an increased risk of loss in light of a proposed closing of a major local employer which employed approximately 2,500 persons in 1995 and currently employees approximately 1,600 persons. However, the Base Realignment and Closure Commission removed the depot from the closure list but proposed a transfer of certain operations to another depot. The reduction due to base realignments was completed October 1997 and resulted in a workforce reduction of approximately 600 employees. No provision for loan losses has been recorded for the last ten successive quarters due to the consistently favorable ratio of nonperforming loans to total loans of .19%, .15% and .17% at September 30, 1997, 1996 and 1995, respectively. Management believes that the current allowance for loan losses is adequate based upon prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans and the current economic conditions in the market area.

Noninterest Income. Noninterest income increased $2,000 or .3% to $755,000 for fiscal 1997 compared to $753,000 for fiscal 1996. Such increase was primarily due to increases in service charge income and gain on sale of loans, and decreases of loan origination fees and various other noninterest income items. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense. Noninterest expense decreased $731,000 or 21.9% to $2.6 million for fiscal 1997 compared to $3.3 million for fiscal 1996. The decrease was primarily due to decreases in SAIF deposit insurance premium and legal and professional expense, which were partially offset by an increase in compensation and benefits expense. The increase in compensation and benefits was due to a $91,000 or 9.3% increase in compensation and a $215,000 or 42.9% increase in benefits. The increase in compensation expense was the result of adding two additional staff members and normal salary and merit increases. The increase in benefits expense was due primarily to expenses related to the ESOP and the employee and director stock benefit plans. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes. Income tax expense amounted to $1.7 million for fiscal 1997 and $1.3 million for fiscal 1996, resulting in effective tax rates of 37.1% and 34.8% respectively. See Note 10 of the Notes to the Consolidated Financial Statements.


Comparison of Results of Operations for the Years Ended September 30, 1996 and 1995

General. The Company's net income was $2.4 million for fiscal 1996 compared to $2.0 million for fiscal 1995. The increase of $398,000 or 19.9% during fiscal 1996 was primarily due to an increase of $1.1 million in net interest income, a decrease of $177,000 in the provision for loan losses and a decrease of $300,000 in the provision for losses on foreclosed real estate, all of which were partially offset by a special SAIF deposit premium assessment of $835,000.

Net Interest Income. The Company's net interest income increased $1.1million or 20.6% to $6.3 million for fiscal 1996 compared to $5.2 million for fiscal 1995. The increase in net interest income was due to a $1.5 million or 13.4% increase in interest income which was partially offset by a $438,000 or 7.2% increase in interest expense. The increase in interest income was primarily due to an increase in both the average balance of and average yield on loans receivable while the increase in interest expense was primarily due to an increase in the average rate paid on deposits. The decrease in the interest rate spread from 3.00% in fiscal 1995 to 2.88% in fiscal 1996 was more than offset by an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 125.36% for fiscal 1996 compared to 114.14% for fiscal 1995.

Interest Income. During fiscal 1996 compared to fiscal 1995, total interest income increased $1.5 million or 13.4% of which $1.1 million was due to an increase in average balance and $377,000 was due to an increase in average yield. The average balance of total earning assets increased $16.1 million to $160.8 million from $144.7 million and the average yield increased to 7.93% from 7.77%. The increase in total interest income was due primarily to increases in income on loans and investments. Interest income on loans increased $1.1 million or 11.1% of which $654,000 was due to an increase in average balance and $427,000 was due to an increase in average yield. The increase in the average balance of loans to $129.2 million from $121.1 million was due to increased loan demand while the increase in the average yield to 8.40% from 8.07% primarily reflects the increase in market interest rates, particularly during the first half of fiscal 1996. Interest income on investments increased $461,000 or 36.1% of which $508,000 was due to an increase in average balance, partially offset by a decrease of $47,000 due to a decline in average yield. The increase in the average balance of investments to $29.5 million from $21.1 million was partially offset by the decline in the average yield to 5.89% from 6.05%.

Interest Expense. During fiscal 1996 compared to fiscal 1995, total interest expense increased $438,000 or 7.2% of which $87,000 was due to an increase in average balance and $351,000 was due to an increase in average rate. The average balance of total interest-bearing liabilities increased $1.5 million to $128.2 million from $126.7 million and the average rate increased to 5.05% from 4.77%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $433,000 or 7.2% of which $80,000 was due to an increase in average balance and $353,000 was due to an increase in average rate. The increase in the average rate paid on deposits to 5.05% from 4.77% primarily reflects the increase in market interest rates during fiscal 1996.

Provision for Loan Losses. No provisions were made for loan losses during fiscal 1996. The $177,000 provision for loan losses during fiscal 1995 was due primarily to management's assessment at such time of an increased risk of loss in light of a proposed closing of a major local employer.

Noninterest Income. Noninterest income increased $88,000 or 13.2% to $753,000 for fiscal 1996 compared to $665,000 for fiscal 1995. Such increase was primarily due to an increase of $55,000 in loan origination and commitment fees, primarily as a result of increased loan production. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense. Noninterest expense increased $968,000 or 40.9% to $3.3 million for fiscal 1996 compared to $2.4 million for fiscal 1995. The increase was primarily due to a $835,000 increase in SAIF deposit insurance premium resulting from a special assessment in the fourth quarter, and a $281,000 or 23.4% increase in compensation and benefits. These increases in noninterest expense were partially offset by a $300,000 decrease in the provision for loss on foreclosed real estate. The increase in compensation and benefits was due to a $79,000 or 8.7% increase in compensation and a $202,000 or 67.4% increase in benefits. The increase in compensation expense was the result of adding two additional staff members and normal salary and merit increases. The increase in benefits expense was due primarily to expenses related to the ESOP for a full year in fiscal 1996 compared to three months, beginning in July, in fiscal 1995. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes. Income tax expense amounted to $1.3 million for both fiscal 1996 and 1995, resulting in effective tax rates of 34.8% and 39.6% respectively. See Note 10 of the Notes to the Consolidated Financial Statements.


Liquidity and Capital Resources

The Association's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Association's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Association manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Association invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Association has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Association may borrow from the FHLB of Dallas and has only recently utilized this source of funds.

All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all
savings institutions.   At the present time, the required minimum liquid asset
ratio is 5%. At September 30, 1997, the Association's liquidity ratio was 12.15%.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Association maintains a strategy of investing in various lending products such as single-family residential loans. The Association uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1997, the total approved loan commitments outstanding, excluding construction loans, amounted to $3.7 million. At the same date, the unadvanced portion of construction loans approximated $3.2 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1997 totaled $89.3 million. Investment securities scheduled to mature in one year or less at September 30, 1997 totaled $2.3 million. Management believes that a significant portion of maturing deposits will remain with the Association.

As of September 30, 1997, the Association's regulatory capital was well in excess of all applicable regulatory requirements. See "Selected Financial Data" and Note 14 of the Notes to the Consolidated Financial Statements.


Recent Accounting Developments

In December 1994, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties" requiring entities to disclose specified information, including a description of certain risks and uncertainties. SOP 94-6 requires four new disclosures related to: (1) the nature of an entities operations, (2) a statement about the use of estimates in the financial statements, (3) uncertainties concerning estimates that affect financial statement amounts if it is reasonably possible that the estimates that will change within a year and that change could be material to the financial statements, and (4) risks related to concentrations in volume of business, sources of supply, revenue or market or geographic area if those concentrations expose the entity to risk of a disruption in operations within a year. The first two disclosures will always be necessary whereas the disclosure about uncertainties of significant estimates and the disclosure about risks related to concentrations apply if criteria specified in SOP 94-6 are met. SOP 94-6 is effective for fiscal years ending after December 15, 1995.

In March 1995, the FASB issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. It does not apply to financial instruments, long-term customer relationships of a financial institution (core deposits), mortgage and other servicing rights and deferred tax assets. The Statement requires the review of long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances include, for example, a significant decrease in market value of an asset, a significant change in use of an asset, an adverse change in a legal factor that could effect the value of an asset. If such an event occurs and it is determined that the carrying value of the asset may not be recoverable, an impairment loss should be recognized as measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value can be determined by a current transaction, quoted market prices or present value of estimated expected future cash flows discounted at the appropriate rate. The Statement is effective for fiscal years beginning after December 15, 1995. Implementation of SFAS No. 121 is not expected to have a material impact on the Company's financial condition or results of operations.

In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights", amending FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities", to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. Mortgage servicing rights are to be amortized in proportion to and over the period of estimated net servicing income and are to be evaluated for impairment based on their fair value. This Statement applies prospectively in fiscal years beginning after December 15, 1995, to transactions in which a mortgage banking enterprise sells or securitizes mortgage loans with servicing rights retained. The Company adopted SFAS No. 122 effective October 1, 1996, with no material impact on the Company's financial condition or results of operations.

In October 1995, the FASB issued SFAS no. 123, "Accounting for Stock-Based Compensation", requiring companies to provide new disclosures about employee stock options in the form of a note to the financial statements based on their fair value at the date of grant. Companies are permitted to switch to the fair value method to record compensation cost for new and modified employee stock options. Since options granted to employees generally are not traded on an exchange, companies are required to use recognized option pricing models to estimate the fair values. Valuations of option pricing models depend on such factors as the relationship of the underlying stock's price to the price of the option, expected dividend yields, expected volatility of the Company's stock price, the expected level of risk-free interest rates and the expected time remaining until the option expires. Valuations of the same pricing model could change if different assumptions were made. Option values are dependent on the future performance of the Company's stock and overall stock market conditions and there can be no assurance that the calculated values from an option pricing model will be realized. Companies are, however, allowed to measure compensation cost of all employee stock compensation plans using the intrinsic value based method of accounting. Companies that elect to remain with the existing accounting are required to make disclosures as if this statement had been adopted. The new disclosures are required in financial statements for fiscal years beginning after December 15, 1995, with earlier application permitted. The disclosures must include the proforma effects of options and other awards granted in fiscal years beginning after December 15, 1994. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123 and will continue to apply APB Opinion 25 and related Interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123.

In February 1997, the FASB issued final standards on earnings per share ("EPS") under two new pronouncements, Statement of Financial Accounting Standards No. 128 and SFAS 129 which include standards for computing and presenting EPS and for disclosing information about an entity's capital structure. The standards for EPS apply to entities with publicly held common stock or potential common stock, while the standards for disclosure about capital structure apply to all entities. The standards eliminate the presentation of primary EPS and require presentation of basic EPS, the principal difference being that common stock equivalents will not be considered in the computation of basic EPS. The standards also require dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and require a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS would include no dilution and would be computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS would reflect the potential dilution that could occur if the potential common shares were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The standards require restatement of all prior-period EPS data presented. SFAS 128 and SFAS 129 are effective for periods ending after December 15, 1997 and earlier application is not permitted.


Recent Legislation

The deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The previously underfunded status of the SAIF resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity between the two insurance funds. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits. Additional provisions of the Act include new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums will include a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF will be 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date. As a result of this legislation, the Association's assessment amounted to $835,000 which was included in expense in September, the fourth quarter of fiscal 1996, and paid in November, the first quarter of fiscal 1997. While the one-time special assessment resulted in a significant reduction of the fiscal 1996 earnings, the resulting lower premiums benefited the fiscal 1997 earnings and will continue to benefit future years earnings.

In August 1996, the Small Business Job Protection Act was signed into law. This act repealed the percentage method of computing the bad debt deduction for tax years beginning after December 31, 1995. The state of Arkansas repealed the deduction effective for years beginning after January 1, 1997. If certain conditions apply, the Company would have to include in income previous bad debt deductions. For federal tax purposes the conditions do not apply, and so long as the Association (the Company's subsidiary) continues to qualify as a thrift or a bank no repayment of the tax on prior bad debt deductions will be required. Should the Association fail to qualify as a thrift or bank, the tax would have to be repaid ratably over a six year period. The Association is currently in no jeopardy of failing to qualify as a thrift or bank. The Company will have to repay tax on approximately $1.5 million of bad debt deductions for state tax purposes. The Company has made provision of $89,000 for this tax in the current and prior financial statements and expects this repayment to have no further effect on income.

In July, 1997, congress passed the 1997 Tax Law which contained both individual and business tax provisions. Although the majority of the law's provisions relate to individuals, it also contains several business related provisions. Business related provisions include extensions of special tax credits that were scheduled to expire in 1997, a new welfare-to-work tax credit, modification of alternative minimum tax provisions, a change in the net operating carryforward/carryback periods, new rules affecting IRAs and modifications of rules affecting tax-qualified retirement plans and certain other retirement savings vehicles. The 1997 Tax Law will have no material impact on the Company's financial condition or results of operations.


Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Company's and the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                        REPORT OF INDEPENDENT AUDITORS

November 3, 1997

The Board of Directors and Stockholders
Texarkana First Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Texarkana First Financial Corporation and subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texarkana First Financial Corporation and subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.


/s/ Wilf & Henderson, P.C.

Wilf & Henderson, P. C.
Certified Public Accountants

                                        18
                    TEXARKANA FIRST FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (In Thousands, Except Share Data)

                                                          At September 30,
ASSETS                                                     1997      1996
                                                         _______   _______
Cash and cash equivalents
     Cash and due from banks                            $  1,147  $  1,481
     Interest-bearing deposits in other banks              3,331     1,829
     Federal funds sold                                    1,575     5,550
                                                         _______   _______
          Total cash and cash equivalents                  6,053     8,860
Investment securities available for sale                  18,767    14,887
Mortgage-backed securities held to maturity                1,293     1,518
Federal Home Loan Bank stock                               1,116     1,053
Loans receivable                                         148,471   136,805
Allowance for loan losses                                 (1,124)   (1,145)
Accrued interest receivable                                1,176     1,207
Foreclosed real estate held for sale, net                    127        72
Premises and equipment, net                                2,382     2,014
Other assets                                                 449       476
                                                         _______   _______

     Total assets                                       $178,710  $165,747
                                                         =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                $143,207  $133,071
Advances from borrowers for taxes and insurance            1,920     1,865
Borrowed funds                                             4,989     2,858
Accrued federal income tax                                   302        25
Accrued state income tax                                     216       138
Accrued expenses and other liabilities                       696     1,366
                                                         _______   _______

     Total liabilities                                   151,330   139,323
                                                         _______   _______

Commitments and contingencies                                 --        --
                                                         _______   _______

Common stock, $0.01 par value; 15,000,000 shares authorized;
     1,983,750 shares issued and outstanding                  20        20
Additional paid-in capital                                13,485    13,052
Common stock acquired by employee benefit plans           (2,208)   (2,147)
Treasury stock, at cost; 196,745 shares and 99,187 shares at
September 30, 1997 and September 30, 1996, respectively   (3,103)   (1,567)
Unrealized gain (loss) on securities
     available for sale, net of tax                           81        (8)
Retained earnings substantially restricted                19,105    17,074
                                                         _______   _______

     Total stockholders' equity                           27,380    26,424
                                                         _______   _______

     Total liabilities and stockholders' equity         $178,710  $165,747
                                                         =======   =======


See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                     (In Thousands, Except Per Share Data)

                                             For the years ended September 30,
                                                    1997      1996      1995
                                                  _______   _______   _______
Interest income:
  Loans:
    First mortgage loans                          $10,782   $ 9,962   $ 9,121
    Consumer and other loans                        1,215       888       648
  Investments - taxable                             1,264     1,738     1,277
  Mortgage-backed and related securities              156       157       190
                                                  _______   _______   _______
    Total interest income                          13,417    12,745    11,236
                                                  _______   _______   _______
Interest expense:
  Deposits                                          6,935     6,472     6,039
  Borrowed funds                                       47         8         3
                                                  _______   _______   _______
    Total interest expense                          6,982     6,480     6,042
                                                  _______   _______   _______
    Net interest income                             6,435     6,265     5,194
Provision for loan losses                              --        --      (177)
                                                  _______   _______   _______
    Net interest income after
      provision for loan losses                     6,435     6,265     5,017
                                                  _______   _______   _______
Noninterest income:
  Gain (loss) on sale of repossessed assets, net       24        21        77
  Loan origination and commitment fees                283       336       281
  Gain (loss) on sale of securities
    available for sale, at net                         --        (3)       --
  Other non interest income                           448       399       307
                                                  _______   _______   _______
    Total noninterest income                          755       753       665
                                                  _______   _______   _______
Noninterest expense:
  Compensation and benefits                         1,788     1,482     1,201
  Occupancy and equipment                             173       168       158
  Federal  insurance premiums                         123     1,136       288
  Provisions and losses on foreclosed real estate      --        --       300
  Other                                               520       549       420
                                                  _______   _______   _______
    Total noninterest expense                       2,604     3,335     2,367
                                                  _______   _______   _______
Income before income taxes                          4,586     3,683     3,315
Income taxes                                        1,702     1,282     1,312
                                                  _______   _______   _______
Net income                                        $ 2,884   $ 2,401   $ 2,003
                                                  =======   =======   =======
Earnings per common share (a)
   Primary earnings per share                     $  1.68   $  1.31   $  0.40
   Fully diluted earnings per share               $  1.64   $  1.31   $  0.40

Weighted average number of shares
   Primary                                      1,720,070 1,833,786 1,844,928
   Fully diluted                                1,755,606 1,832,494 1,844,928

(a) Earnings per share for 1995 are calculated from July 7, 1995, the date of the initial public offering, to September 30, 1995.

See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In Thousands)

                                                     Unrealized
                                       Stock            Gain
                                      Acquired         (Loss)
                                        By             on AFS
                       Common Paid-in Benefit Treasury Secur- Retained  Total
                       Stock  Capital  Plans   Stock   ities  Earnings  Equity
                       _____ _______ ________ _______ ______  ________ _______
At October 1, 1994     $ --  $    -- $    --  $    --  $ --  $12,996  $12,996

Common stock issued      20   19,124      --       --    --       --   19,144
Common stock acquired
  by ESOP                --       --  (1,388)      --    --       --   (1,388)
ESOP stock committed
  to be released         --       10      35       --    --       --       45
Unrealized gain on
  securities available
  for sale               --       --      --       --     8       --        8
Net income               --       --      --       --    --    2,003    2,003
                       ____  _______ _______  _______  ____  _______  _______
At September 30, 1995    20   19,134  (1,353)      --     8   14,999   32,808

ESOP shares committed
  to be released         --       67     139       --    --       --      206
Common stock acquired
  for MRP  plans         --       --    (933)      --    --       --     (933)
Purchase treasury stock  --       --      --   (1,567)   --       --   (1,567)
Unrealized (loss) on
  securities available
  for sale               --       --      --       --   (16)      --      (16)
Dividends paid
  from earnings          --       --      --       --    --     (326)    (326)
Capital distributions    --   (6,149)     --       --    --       --   (6,149)
Net income               --       --      --       --    --    2,401    2,401
                       ____  _______ _______  _______  ____  _______  _______
At September 30, 1996    20   13,052  (2,147)  (1,567)   (8)  17,074   26,424

Common stock acquired
  by benefit plans      396     (454)     --       --    --       --      (58)
ESOP shares committed
  to be released         --       37     210       --    --       --      247
MRP stock amortization   --       --     183       --    --      (10)     173
Purchase treasury stock  --       --      --   (1,536)   --       --   (1,536)
Unrealized gain on
  securities available
  for sale               --       --      --       --    89       --       89
Dividends paid
  ($.505 per share)      --       --      --       --    --     (843)    (843)
Net income               --       --      --       --    --    2,884    2,884
                       ____  _______ _______  _______  ____  _______  _______
At September 30, 1997  $ 20  $13,485 $(2,208) $(3,103) $ 81  $19,105  $27,380
                       ====  ======= =======  =======  ====  =======  =======


See accompanying notes to consolidated financial statements.

                    TEXARKANA FIRST FINANCIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (In thousands)

                                             For the years ended September 30,
                                                        1997    1996    1995
                                                       ______  ______  ______
Cash Flows From Operating Activities:
  Interest and dividends received                     $13,341 $12,478 $10,981
  Miscellaneous income received                           693     681     523
  Interest paid                                        (2,817) (2,875) (1,828)
  Cash paid to suppliers and employees                 (2,803) (2,242) (1,829)
  Cash from REO operations                                 51      49      29
  Cash paid for REO operations                            (16)    (19)    (25)
  Cash from loans sold                                  1,392   1,566   1,514
  Cash paid for loans originated to sell               (1,392) (1,566) (1,514)
  Income taxes paid                                    (1,465) (1,674) (1,154)
                                                       ______  ______  ______
    Net Cash Provided By Operating Activities           6,984   6,398   6,697
                                                       ______  ______  ______

Cash Flows From Investing Activities:
  Proceeds from call and maturity
    of investment securities                            5,500  11,500   1,500
  Proceeds from sale of investment securities
    available for sale                                  1,399   1,387      --
  Purchases of  securities available for sale         (10,716) (9,593) (6,264)
  Collection of principal on
    mortgage-backed securities                            340     762     430
  Recovery of investment in service bureau                 --      85       4
  Purchase of fixed assets                               (457)   (352)   (128)
  Sale of fixed assets                                      3      --      18
  Net (increase) in loans                             (11,797)(13,623) (4,941)
  Proceeds from sale of REO and other REO recoveries      121      72     314
  Cash paid for REO held for resale                       (59)     (4)    (40)
                                                       ______  ______  ______
    Net Cash Used In Investing Activities             (15,666) (9,766) (9,107)
                                                       ______  ______  ______

Cash Flows From Financing Activities:
  Net increase (decrease) in savings,
    demand deposits, and certificates of deposit        6,087   4,426  (3,646)
  Net increase (decrease) in escrow funds                  56     (79)    (20)
  Net proceeds from sale of stock                          --      --  19,144
  Purchase of stock for employee benefit plans            (59)   (933) (1,388)
  Purchase of treasury stock                           (1,536) (1,567)     --
  Dividend and return of capital distributions           (804) (6,263)     --
  Funds borrowed                                       16,635   2,815      --
  Repayment of funds borrowed                         (14,504)    (19)     --
                                                       ______  ______  ______
    Net Cash Provided By (Used In)
      Financing Activities                              5,875  (1,620) 14,090
                                                       ______  ______  ______
Net Increase (Decrease) In Cash and Cash Equivalents   (2,807) (4,988) 11,680
Cash and Cash Equivalents, beginning of year            8,860  13,848   2,168
                                                       ______  ______  ______
Cash and Cash Equivalents, end of year                $ 6,053 $ 8,860 $13,848
                                                       ======  ======  ======



See accompanying notes to consolidated financial statements.

                SUPPLEMENTAL INFORMATION CONCERNING CASH FLOWS


                                                        1997    1996    1995
                                                       ______  ______  ______
Reconciliation of net income to cash provided
    by operating activities:
Net income                                            $ 2,884 $ 2,401 $ 2,003
                                                       ______  ______  ______
Adjustments to reconcile net income to cash
    provided by operating activities:
  Depreciation                                             94      81      81
  Amortization of discounts and premiums                  (44)    (43)     10
  Amortization of common stock
    acquired by benefit plans                             492     206      45
  Amortization of deferred loan fees                      (17)    (18)    (17)
  (Gain) loss on sales of real estate owned               (10)    (11)    (77)
  (Gain) loss on sales of fixed assets                     --      --       8
  (Gain) loss on investment securities
    available for sale                                     --       3      --
  (Gain) loss on sale of interest
    in service center                                      --     (33)     --
  Provisions for loan losses                               --      --     177
  Provisions for losses on real estate
    held for sale                                          --      --     300
  Interest expense credited to certificates             4,047   3,693   4,103
  Dividend and interest income
    added to investments                                  (64)   (102)    (98)
  Loan fees deferred                                       21      13      11
Changes in assets and liabilities:
  (Increase) decrease in interest receivable               31    (146)   (188)
  Increase (decrease) in accrued interest payable         118     (88)    111
  Increase (decrease) in income tax payable               238    (392)    158
  Net increase (decrease) in other
    receivables and payables                             (806)    834      70
                                                       ______  ______  ______
      Total adjustments                                 4,100   3,997   4,694
                                                       ______  ______  ______
Net cash provided by operations                       $ 6,984 $ 6,398 $ 6,697
                                                       ======  ======  ======




Supplemental schedule of noncash investing
      and financing activities:
  Acquisition of real estate
    in settlement of loans                            $   248 $   161 $   182
  Loans made to finance sale of REO                       134      32     184
  Assets purchased with notes payable                      --      --      63
  Transfer of REO to real estate
    held for investment                                    --     320      --
  FHLB stock dividends not redeemed                        64      62      61
  Patronage dividend from service center                   --      --      34
  Transfer of securities from held to maturity
    to available for sale                                  --  16,679     999

                    TEXARKANA FIRST FINANCIAL CORPORATION
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      September 30, 1997, 1996, and 1995
           (Dollar amounts in thousands, except earnings per share)


Note 1 - Summary of Significant Accounting Policies

Conversion to Capital Stock Form of Ownership

On February 22, 1995, the Board of Directors of First Federal Savings and Loan Association of Texarkana (the "Association") adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan to a federally chartered stock savings and loan with the concurrent formation of Texarkana First Financial Corporation (the "Company"), a unitary savings and loan holding company. The Conversion was completed on July 7, 1995 whereby Texarkana First Financial Corporation issued 1,983,750 shares of its common stock in a public offering to the Association's eligible depositors and borrowers and the Texarkana First Financial Corporation Employee Stock Ownership Plan (the "ESOP) and resulted in proceeds to the Company of $17,755 net of $694 of costs associated with the Conversion.

Business

The Company's principal subsidiary, First Federal Savings and Loan Association of Texarkana, is a federally-chartered stock savings and loan conducting business from its main office in Texarkana, Arkansas and from four branches located in Arkansas.

The Company is subject to competition from other financial institutions and other companies that provide financial services. The Company and the Association are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany transactions have been eliminated in consolidation. Additionally, certain reclassifications have been made in order to conform with the current year's presentation. The accompanying consolidated financial statements have been prepared on an accrual basis.

Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the valuation of deferred tax assets as well as the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities. Management believes that the allowance for loan losses, the valuations of other real estate owned and deferred tax assets are adequate, and that the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities has been adequately evaluated.

Various agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and valuation of other real estate owned.

Cash

For purposes of the statement of cash flows, cash and cash equivalents include cash and interest-bearing deposits, federal funds sold, and all highly liquid debt instruments with original maturities when purchased of three months or less. The Company maintains cash deposits in other depository institutions which may exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions.

Assets Available for Sale

Included in assets available for sale are any investments which the Company believes may be involved in interest rate risk, liquidity, or other asset/liability management decisions which might reasonably result in such assets not being held until maturity. Investments available for sale are carried at fair value with net unrealized gains and losses included, net of income tax, in stockholders' equity.

During the year ended September 30, 1997 the company started a policy of using short term, 30 day, Federal Home Loan Bank (FHLB) advances to purchase Government National Mortgage Association (GNMA) adjustable rate mortgages
(ARMS). The securities are used to secure the advances. The Company plans to structure the ARMS so that a portion of the portfolio reprices quarterly to offset any rise in the interest rate charged by the FHLB. The ARMS will be liquidated to pay off the advances should the cost of borrowing exceed the return on the ARMS.

Investments and Mortgage-Related Securities

Investments and mortgage-related securities, including equity securities that are not readily marketable, are stated at cost, adjusted for the amortization of premiums and the accretion of discounts using a method which approximates level yield. Management has the ability and the intent to hold such securities until maturity. The Company is required to maintain stock in the Federal Home Loan Bank of Dallas ("FHLB") in an amount equal to 1% of mortgage loans secured by residential property. Such stock is carried by the Company at cost.

Loans Receivable

Loans held to maturity are stated at the amount of the unpaid principal balance net of capitalized loan origination fees and certain direct origination costs. Loan fees in excess of the direct cost of originating the loan that result in income in excess of the market rate are deferred and taken into income over the contractual life of the loan on a level yield basis.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon evaluation of known and inherent risks in the loan portfolio, past loss experience, current economic conditions, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various agencies as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments of information that is available to them at the time of their examination.

Accrued Interest

Interest on loans is credited to income as it is earned. Generally, interest income is not accrued for loans delinquent 90 days or greater. Payments received on nonaccrual and impaired loans are applied to the outstanding principal balance. The Company does not recognize interest on impaired loans.

Foreclosed Real Estate Held for Sale

Real estate acquired through foreclosure is classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Fair value is generally determined through the use of independent appraisals. In certain cases, internal cash flow analysis are used as the basis for fair value, if such amounts are lower than the appraised values.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method. The estimated useful lives used to compute depreciation and amortization are 40 to 50 years for buildings and 5 to 10 years for furniture and equipment. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and improvements are capitalized.

Mortgage Servicing Rights

Effective October 1, 1996, the Company adopted SFAS No. 122 "Accounting for Mortgage Servicing Rights." This standard requires the Company to recognize servicing rights as assets, regardless of how such assets were acquired. Additionally, the Company is required to assess the fair value of these assets at each reporting date to determine impairment. Mortgage servicing rights are being amortized on a straight line basis over periods not exceeding 8 years.

Income Taxes

Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future deductible temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Net Income Per Share

Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. For the year ended September 30, 1995 earnings per share was computed on earnings from July 7, 1995, the date of the initial public offering, to September 30, 1995.


Note 2 - Debt and Equity Securities

Assets available for sale at September 30, 1997 consisted of the following:

                                                     September 30, 1997
                                                _____________________________
                                                Amortized  Unrealized    Fair
                                                   Cost   Gains Losses   Value
                                                ________  _____ ______  ______
U. S. Government and agencies debt securities    $13,184   $140  $17   $13,307
Government National Mortgage Association ARM's     5,460      7    7     5,460
                                                  ______    ___   __    ______
                                                 $18,644   $147  $24   $18,767
                                                  ======    ===   ==    ======

At September 30, 1997 securities totaling $2,850 were pledged to secure municipal jumbo certificates of deposit. GNMA ARM's of $5,460 are also pledged to secure borrowings from the Federal Home Loan Bank, see Note 9. Proceeds from the sale of available for sale securities during the year ended September 30, 1997, totaled $1,399, and there was no gain or loss on these sales.

Assets available for sale at September 30, 1996 consisted of the following:

                                                     September 30, 1996
                                                _____________________________
                                                Amortized  Unrealized    Fair
                                                   Cost   Gains Losses   Value
                                                ________  _____ ______  ______
U. S. Government and agencies debt securities    $14,898   $122  $133  $14,887
                                                  ======    ===   ===   ======

Securities to be held to maturity at September 30, 1997 and 1996 consisted of the following:
                                                     September 30, 1997
                                                _____________________________
                                                Amortized  Unrealized    Fair
                                                   Cost   Gains Losses   Value
                                                ________  _____ ______  ______
Mortgage-backed securities:
  Federal Home Loan Mortgage
    Corporation securities                        $  588    $31  $--    $  619
  Federal National Mortgage
    Association securities                           705      6   --       711
Equity securities:
  Federal Home Loan Bank Stock                     1,116     --   --     1,116
                                                  ______    ___  ___    ______
                                                  $2,409    $37  $--    $2,446
                                                  ======    ===  ===    ======

                                                     September 30, 1996
                                                _____________________________
                                                Amortized  Unrealized    Fair
                                                   Cost   Gains Losses   Value
                                                ________  _____ ______  ______
Mortgage-backed securities:
  Federal Home Loan Mortgage
    Corporation securities                          $709    $25  $--      $734
  Federal National Mortgage
    Association securities                           809     --    5       804
Equity securities:
  Federal Home Loan Bank Stock                     1,053     --   --     1,053
                                                  ______    ___  ___    ______
                                                  $2,571    $25  $ 5    $2,591
                                                  ======    ===  ===    ======

The scheduled maturities of securities available for sale and held to maturity, excluding equity securities, at September 30, 1997 follows. Mortgage-backed securities are allocated among periods based on date of final payoff.
                                        Available for sale   Held to maturity
                                        __________________  __________________
                                        Amortized   Fair    Amortized   Fair
                                          Cost      Value     Cost      Value
                                        _________  _______  _________  _______
Due in one year or less                  $ 1,000   $   999   $  164     $  166
Due from one to five years                12,184    12,308      541        545
Due from five to ten years                    --        --      455        477
Due after ten years                        5,460     5,460      133        142
                                        _________  _______  _________  _______
                                         $18,644   $18,767   $1,293     $1,330
                                        =========  =======  =========  =======

Note 3 - Accrued Interest Receivable

Accrued interest at September 30, 1997 and 1996 is summarized as follows:

                                                                September 30,
                                                               _______________
                                                                1997     1996
                                                               ______   ______
Investment securities available for sale                         $164     $257
Mortgage-backed securities held to maturity                        13       15
Loans receivable                                                  999      935
                                                               ______   ______
                                                               $1,176   $1,207
                                                               ======   ======


Note 4 - Loans Receivable

Loans receivable at September 30, 1997 and 1996 consist of the following:

                                                               September 30,
                                                            __________________
                                                              1997      1996
                                                            ________  ________
Real estate loans:
    One-to-four family                                      $105,163   $98,031
    Multi-family                                                 806     1,503
    Nonresidential real estate and land                       25,889    19,765
    Construction residential                                   4,916     6,254
    Construction commercial                                      704     1,564
                                                            ________  ________
        Total real estate loans                              137,478   127,117
Commercial loans                                               2,384     3,264
Consumer loans                                                11,966    10,107
                                                            ________  ________
        Total  loans                                         151,828   140,488
Less: Loans in process                                         3,241     3,571
      Deferred fees and discounts                                116       112
                                                            ________  ________
        Net loans                                           $148,471  $136,805
                                                            ========  ========

Nonaccruing and renegotiated loans at September 30, 1997, 1996, and 1995 were $0, $68, and $42, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the periods is as follows:

                                                             September 30,
                                                        ______________________
                                                         1997    1996    1995
                                                        ______  ______  ______
Contractual interest income                              $ --    $  6    $  7
Interest income recognized                                 --      (2)     (3)
                                                        ______  ______  ______
Interest income foregone                                 $ --    $  4    $  4
                                                        ======  ======  ======

The activity in the allowance for loan losses is summarized as follows:

                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Balance, beginning of the year                         $1,145  $1,149    $977
Provisions charged to income                               --      --     177
Charge-offs                                               (21)     (4)     (6)
Recoveries                                                 --      --       1
                                                       ______  ______  ______
                                                       $1,124  $1,145  $1,149
                                                       ======  ======  ======


Note 5 - Loan Servicing

Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans are summarized as follows:
                                                          September 30,
                                                    _________________________
                                                      1997     1996     1995
                                                    _______  _______  _______
Federal Home Loan Mortgage Corporation              $22,116  $22,500  $23,054
Others                                                1,246    1,336    1,400
                                                    _______  _______  _______
  Total                                             $23,362  $23,836  $24,454
                                                    =======  =======  =======

As a result of the adoption of SFAS No. 122 "Accounting for Mortgage Servicing Rights" at October 1, 1996, the Company capitalized a total of $30 in originated mortgage servicing rights, during the year ended September 30, 1997 and amortized $2 of these rights.


Note 6 - Foreclosed Real Estate Held for Sale

Foreclosed real estate and related allowances at September 30, 1997 and 1996 consisted of the following:
                                                                September 30,
                                                                _____________
                                                                  1997   1996
                                                                 _____  _____
Balance, beginning of the period                                   $72   $754
Additions to foreclosed real estate                                307    165
Sales of foreclosed real estate                                   (252)   (93)
Transfer to real estate held for investment                         --   (754)
                                                                 _____  _____
Balance, end of the period                                       $ 127  $  72
                                                                 =====  =====
Allowance for loss:
Balance, beginning of the period                                 $  --  $(434)
Provisions charged to income                                        --     --
Charge-offs                                                         --    434
                                                                 _____  _____
Balance, end of the period                                       $  --  $  --
                                                                 =====  =====
Net foreclosed real estate                                       $ 127  $  72
                                                                 =====  =====

Note 7 -  Premises and Equipment

Premises and equipment at September 30, 1997 and 1996 consisted of the following:
                                                                September 30,
                                                               ______________
                                                                1997    1996
                                                               ______  ______
Land                                                           $  643  $  734
Office buildings and improvements                               2,428   1,996
Furniture and equipment                                           500     400
                                                               ______  ______
                                                                3,571   3,130
Less accumulated depreciation                                  (1,189) (1,116)
                                                               ______  ______
Premises and equipment, net of accumulated depreciation        $2,382  $2,014
                                                               ======  ======

Depreciation expense was $94, $ 81, and $ 81 for the years ended September 30, 1997, 1996, and 1995, respectively.


Note 8 - Deposits

The major types of saving deposits by weighted interest rates, amounts, and the percentages of such types are as follows:

                                  September 30, 1997      September 30, 1996
                                ______________________  ______________________
                                Weighted                Weighted
                                Interest                Interest
                                  Rate    Amount    %     Rate    Amount    %
                                ________ ________ ____  ________ ________ ____
Noninterest bearing deposits         0%  $  1,360   1%       0%  $  1,204   1%
NOW accounts                      2.25%     3,043   2%    2.25%     2,687   2%
Super NOW accounts                2.50%     2,219   2%    2.50%     2,411   2%
Money market and passbook         3.25%    12,757   9%    3.25%    13,984  11%
                                         ________ ____           ________ ____
                                           19,379  14%             20,286  15%
Certificates of deposits          5.50%   123,828  86%    5.47%   112,785  85%
                                         ________ ____           ________ ____
Totals                                   $143,207 100%           $133,071 100%
                                         ======== ====           ======== ====

A summary of certificates of deposit by maturity is as follows:

                                                               September 30,
                                                            __________________
                                                              1997      1996
                                                            ________  ________
Within one year                                             $ 89,328  $ 80,867
One to two years                                              15,534    16,515
Two to three years                                            11,603     8,430
Four to five years                                             4,137     2,991
Thereafter                                                     3,226     3,982
                                                            ________  ________
                                                            $123,828  $112,785
                                                            ========  ========

At September 30, 1997, 1996, and 1995, respectively, interest expense on deposits for the indicated period is summarized as follows:

                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Money market                                           $  262  $  262  $  299
Passbook savings                                          173     168     210
Now                                                       124     123     118
Certificates of deposit                                 6,376   5,919   5,412
                                                       ______  ______  ______
                                                       $6,935  $6,472  $6,039
                                                       ======  ======  ======

The aggregate amount of deposits with a minimum denomination of $100 was $23,365 at September 30, 1997 and $16,061 at September 30, 1996. Deposits in excess of $100 are not covered by federal deposit insurance.


Note 9 - Borrowed Funds

The Company has an outstanding obligation for the financing of land purchased for a new branch office building site. The outstanding balance at September 30, 1997 was $22 and at September 30, 1996 was $43. The note is payable in annual installments of $24, at a 6.5% interest rate.

At September 30, 1996, the Company had a short term loan outstanding secured by common stock of the Association in the amount of $475. The loan matured and was paid in full on October 23, 1996. The loan bore interest at 8.25%.

During the year ended September 30,1996, the Company entered into sales of securities under agreements to repurchase (the Agreements), which were treated as financings. The obligation to repurchase securities sold was reflected as a liability in the consolidated statements of financial condition. The dollar amount of securities underlying the Agreements were delivered to the broker
who arranged the transaction.   The Agreements called for the repurchase of
the identical securities. All Agreements were settled prior to October 31, 1996. The maximum amount outstanding at any month-end during fiscal year 1996 was $2,340. The average monthly amount outstanding during 1996 was $195. At September 30, 1996, the asset carrying value was $2,399, the asset market value was $2,382, the loan amount was $2,340, and the loan rate was 5.58%

During the year ended September 30, 1997, the company obtained short term advances from the Federal Home Loan Bank. The advances are under the terms of its collateral agreement with the FHLB. GNMA securities carried as available for sale, with a market value of $5,460, are the primary collateral for these advances. The Company also has a blanket security agreement pledging first mortgage loans to secure the loans. At September 30, 1997 the Company owed the FHLB $4,967. The advances are renewed every thirty days, bear interest at 5.54%, and the next maturity is October 27, 1997.


Note 10 - Federal and State Income Taxes

The Company and the Association file federal and state income tax returns on a fiscal year basis. For purposes of computing federal income tax, if certain conditions were met in determining taxable income, the Association was allowed a special bad debt deduction of 8% of taxable income or a specified amount based on experience formulas. The Association used the percentage method for the periods ended September 30, 1996, and 1995. As a result of the use of the percentage method in prior years, retained earnings include approximately $2,502 and $2,386 at September 30, 1997 and 1996, respectively, for which no deferred income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only.

Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $851 at September 30, 1997 and $811 at September 30, 1996.

In August 1996, the "Small Business Job Protection Act" was signed into law. This act repealed the percentage method of computing the bad debt deduction for tax years beginning after December 31, 1995, and in certain circumstances requires the repayment of bad debt deductions previously taken. As long as the Company's subsidiary continues to qualify as a thrift or a bank no repayment of the tax on prior bad debt deductions will be required for federal tax purposes. The state of Arkansas repealed the deduction effective for years beginning after January 1, 1997. The Company will have to repay tax on approximately $1,523 of bad debt deductions for state tax purposes. The Company has made provision for this tax in the current and prior financial statements and expects this repayment to have no effect on income.

Income tax expense for the years indicated consisted of the following:

                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Current:
  Federal                                              $1,142  $1,380  $1,086
  State                                                   207     198     183
                                                       ______  ______  ______
                                                        1,349   1,578   1,269
                                                       ______  ______  ______
Deferred:
  Federal                                                 317    (289)     22
  State                                                    36      (7)     21
                                                       ______  ______  ______
                                                          353    (296)     43
                                                       ______  ______  ______
Total provisions                                       $1,702  $1,282  $1,312
                                                       ======  ======  ======

A reconciliation of tax expense computed by applying the statutory corporate tax rate to earnings before taxes and the tax expense shown in the accompanying statements of operations is as follows:
                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Effective federal and state statutory rates             38.3%   38.3%   38.3%
                                                       ______  ______  ______
Expected tax at statutory rates                        $1,756  $1,411  $1,269
Adjustments to expected tax:
  Bad debt deductions                                      --    (136)     67
  Interest not taxable for state                          (30)    (39)    (20)
  Employee benefit plan differences                       (22)     27      --
  Other                                                    (2)     19      (4)
                                                       ______  ______  ______
                                                       $1,702  $1,282  $1,312
                                                       ======  ======  ======
Effective tax rates                                     37.1%   34.8%   39.6%
                                                       ======  ======  ======

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Deferred tax assets:
  Deferred loan fees                                   $  40   $  40   $  42
  Special one time SAIF assessment                        --     284      --
  State deferred income tax                               58      46      47
  Employee benefit plans                                  89      68      10
  Other                                                   --       6       3
                                                       ______  ______  ______
    Deferred tax assets                                  187     444     102
                                                       ______  ______  ______
Deferred tax liabilities:
  Fixed assets                                          (430)   (442)   (418)
  Federal Home Loan Bank stock                          (176)   (150)   (125)
  State bad debt reserves                                (94)    (63)    (68)
  Other                                                  (53)     (2)     --
                                                       ______  ______  ______
    Deferred tax liabilities                            (753)   (657)   (611)
                                                       ______  ______  ______
    Net deferred tax liabilities                       $(566)  $(213)  $(509)
                                                       ======  ======  ======


Note 11 - Commitments and Contingencies

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management and legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity, or results of operation.

As of September 30, 1997 the company is committed to the funding of approximately $6,979 of loans. The Company had off balance sheet financial instruments representing credit risk in the form of lines of credit in the amount of $427 at September 30, 1997 and $506 at September 30, 1996.


Note 12 - Dividends

During the year ended September 30, 1996, the Company received a private letter ruling from the IRS addressing the tax implications of dividends paid during that year. The private letter ruling stated that dividends from the Company were not taxable to the recipient to the extent they exceeded earnings and profits. During the year the Company paid total dividends of three dollars and forty-five cents per share or $6,475. Of this amount $326 was determined to be a payment from accumulated earnings and $6,149 was determined to be a return of capital to the shareholders.


Note 13 - Employee Benefit Plans

The Association has a contributory defined contribution pension plan for all eligible employees. Retirement benefits under this form of pension plan are limited to the value of each participant's account at the time of retirement; therefore, vested benefits will not exceed the value of the participant's account at any time. The cost of the plan for the periods ended September 30, 1997 and 1996, was approximately $5 and $5, respectively.

In connection with the Conversion, as discussed in Note 1, the Company established the ESOP for the benefit of eligible employees. The Company purchased 138,862 shares of common stock on behalf of the ESOP in the Conversion. In December 1996, the Company purchased an additional 26,730 shares with the proceeds from dividends on the unallocated ESOP shares. As of September 30, 1997, 12,420 shares were committed to be released and 23,504 shares have been allocated to participants. The fair value of the 129,668 unearned ESOP shares was $3,079 at September 30, 1997.

The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers' Accounting For Employee Stock Ownership Plans", which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company recorded compensation related to the ESOP of $311 for the year ended September 30, 1997 and $206 for the year ended September 30, 1996. ESOP shares are considered outstanding as they are committed to be released for purposes of computing earnings per share

On December 27, 1995, the Board approved an Employee Stock Program, Management Recognition Plans (MRP) for officers and directors, and a Directors Stock Option Plan subject to the approval of the stockholders. The shareholders approved these plans at the January 1996 shareholders meeting. The purpose of these plans is to retain personnel of experience and ability by providing employees and non-employee directors with compensation for their past services and as an incentive for such services in the future.

As of September 30, 1997 the Company has acquired 65,135 shares of its common stock on behalf of the MRP through open market purchases. An aggregate of 65,135 shares have been awarded to the Company's Board of Directors and officers as of September 30, 1997, subject to vesting and other provisions of the MRP. At September 30, 1997 the deferred cost of unearned MRP shares totaled $808 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over the five year vesting period only for those shares awarded. The Company recorded compensation and employee benefit expense related to the MRP of $193 for the year ended September 30, 1997 and $89 for the year ended September 30, 1996.

Common stock totaling 39,676 shares has been reserved for issuance for the Directors Stock Option Plan. During the year ended September 30, 1997, 3,968 options were granted and are exercisable by the Bank's non-employee directors, subject to vesting and other provisions of the Option Plan. The exercise price per share for the options granted in fiscal 1997 is fifteen dollars twelve and one half cents. During the year ended September 30, 1996, 35,708 options were granted and are exercisable by the Bank's non-employee directors, subject to vesting and other provisions of the Option Plan. The exercise price per share for the options granted in fiscal 1996 is fourteen dollars and twenty-five cents.

Common stock totaling 138,188 shares, net of forfeitures, has been granted to the Company's key employees. During the year ended September 30, 1997, 12,000 options were granted and are exercisable by the Company's key employees, subject to vesting and other provisions of the Employee Stock Program. The exercise price per share for the options granted in fiscal 1997 is twenty one dollars and twenty five cents per share. During the year ended September 30, 1996, 126,188 options, net of forfeitures, were granted and are exercisable by the Company's key employees, subject to vesting and other provisions of the Employee Stock Program. The exercise price per share for the options granted in fiscal 1996 is thirteen dollars and seventy-five cents.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123). This statement encourages, but does not require, the adoption of fair value accounting for stock based compensation to employees. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related Interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123. Had the grant date fair value provisions been adopted, for the year ended September 30, 1997, additional compensation of $137 would have been recognized, net income would have been $2,747, and primary earnings per share would have been $1.60. For the year ended September 30, 1996, the Company would have recognized additional compensation of $22, net income would have been $2,379, and primary earnings per share would have been $1.30.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, dividend yields of 3.00%, expected volatility of 60% and 64%, risk free interest rates of 6.51% and 6.04%, and expected lives of 7 and 8 years. The following weighted-average assumptions were used for grants in 1996, dividend yields of 3.00%, expected volatility of 65% and 70%, risk free interest rate of 5.57% and 6.86%, and expected lives of 7 and 8 years. A summary of the status of the Company's two fixed stock option plans as of September 30, 1997, 1996, and 1995 and changes during the years then ended is as follows:
                                              September 30,
                          ____________________________________________________
                                1997              1996              1995
                          ________________  ________________  ________________
                                  Weighted          Weighted          Weighted
                                  Average           Average           Average
                                  Exercise          Exercise          Exercise
                           Shares   Price    Shares   Price    Shares   Price
                          _______ ________  _______ ________  _______ ________
Outstanding
  beginning of year       163,896  $13.859       --  $    --       --  $    --
Granted                    15,968   19.728  163,896   13.859       --       --
Exercised                      --       --       --       --       --       --
Forfeited                  (2,000)  13.750       --       --       --       --
                          _______           _______           _______
Outstanding end of year   177,864  $14.387  163,896  $13.859       --  $    --
                          =======           =======           =======

Options exercisable
  at year end              27,084
Weighted average fair
value of options granted
during the year                    $  5.36           $  4.10

Shares outstanding at September 30, 1997 and the contractual life of those shares is as follows:
                                                  Remaining
                                       Number    Contractual
Exercise Prices                     Outstanding     Life
                                    ___________  ___________
    $13.75                            126,188        9.0
    $14.25                             35,708        8.3
    $15.125                             3,968        9.3
    $21.25                             12,000        9.8
                                    ___________  ___________
Total shares and weighted average
  contractual life                    177,864        8.9
                                    ===========  ===========

Note 14 - Regulatory Matters

The plan of Conversion described in Note 1 provides for the establishment of a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Association as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced from time to time to the extent that qualifying account balances are reduced. In the event of a complete liquidation, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must met specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I capital (as defined in the regulations) to average assets (as defined in the regulations). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

Tangible, core, and tier I capital are computed as a percentage of adjusted total assets of $178,587 and risk based capital is computed as a percent of total risk weighted assets of $108,657, for the year ended September 30, 1997 in the following table. Tangible, core, and tier I capital are computed as a percentage of adjusted total assets of $165,755 and risk based capital is computed as a percent of total risk weighted assets of $97,930, for the year ended September 30, 1996 in the following table.

The following sets forth the Company's compliance with each of the regulatory capital requirements as of September 30, 1997, and 1996.

As of September 30, 1997:                                             Risked
                                             Tangible  Core   Tier I  Based
                                              Capital Capital Capital Capital
                                              _______ _______ _______ _______
Total regulatory capital                      $27,299 $27,299 $27,299 $28,055
Minimum required regulatory capital             2,679   5,358   7,143   8,693
                                              _______ _______ _______ _______
Excess regulatory capital                     $24,620 $21,941 $20,156 $19,362
                                              ======= ======= ======= =======
Requlatory capital as a percentage of assets 15.29% 15.29% 15.29% 25.82% Minimum capital required
  as a percentage of assets                     1.50%   3.00%   4.00%   8.00%
                                              _______ _______ _______ _______
Excess regulatory capital
  as a percent of assets                       13.79%  12.29%  11.29%  17.82%
                                              ======= ======= ======= =======

As of September 30, 1996:                                             Risked
                                             Tangible  Core   Tier I  Based
                                              Capital Capital Capital Capital
                                              _______ _______ _______ _______
Total regulatory capital                      $26,432 $26,432 $26,432 $27,206
Minimum required regulatory capital             2,486   4,973   6,630   7,834
                                              _______ _______ _______ _______
Excess regulatory capital                     $23,946 $21,459 $19,802 $19,372
                                              ======= ======= ======= =======
Requlatory capital as a percent of assets 15.95% 15.95% 15.95% 27.78% Minimum capital required
  as a percent of assets                        1.50%   3.00%   4.00%   8.00%
                                              _______ _______ _______ _______
Excess regulatory capital
  as a percent of assets                       14.45%  12.95%  11.95%  19.78%
                                              ======= ======= ======= =======


Note 15 - SFAS No. 128, "Earnings Per Share"

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15 "Earnings Per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and the denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior period EPS data presented. The Company has not yet determined the effect, if any, the adoption of this statement will have on its EPS disclosure.

Note 16 - Other Noninterest Income and Expense

Other noninterest income and expense amounts are summarized as follows:

                                                           September 30,
                                                       ______________________
                                                        1997    1996    1995
                                                       ______  ______  ______
Other noninterest income:
  Service charges on deposits                            $156    $123    $114
  Other service charges and fees                           95      88      71
  Service fees on loans sold                               83      85      86
  Other                                                   114     103      36
                                                       ______  ______  ______
                                                          448     399     307
                                                       ======  ======  ======
Other noninterest expense:
  Data processing charges                                 108     112     107
  Advertising                                              67      54      55
  Professional fees                                        76     116      37
  OTS assessments                                          48      51      43
  Stationary, printing, postage, and telephone             84      79      70
  Insurance and bond premiums                              43      42      43
  Other                                                    94      95      65
                                                       ______  ______  ______
                                                         $520    $549    $420
                                                       ======  ======  ======


Note 17 - Recent Legislation

In September 1996, the Omnibus Appropriations Act was signed into law. This legislation authorized a one time charge of SAIF-insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits, and an eventual merger of the SAIF and Bank Insurance Fund (BIF). The Company included in expense $835 in the year ended September 30, 1996, related to this legislation.


Note 18 - Related Party Transactions

The Company had a total of $425 and $457 at September 30, 1997 and 1996, respectively, in direct loans to officers and directors. New loans totaled $180 and $99, and repayments totaled $212 and $101 for the years ended September 30, 1997 and 1996, respectively. The Company purchases a major portion of its insurance coverage from a company partially owned by two Board Members. The Company paid $41, $56, and $43 for such coverage, during the years ended September 30, 1997, 1996 and 1995, respectively. The Company paid $72, $72, and $60 to directors for director's fees during the years ended September 30, 1997, 1996, and 1995 respectively.


Note 19 - Significant Group Concentrations of Credit Risk

Most of the Company's business activity is with customers located in the Northeast Texas and Southwest Arkansas area. Loans to this group are primarily to individual home owners and are secured by one to four family dwellings. The Company's largest loans to one borrower and entities related to such borrower amounted to $3,593 at September 30, 1997. This portfolio is collateralized by commercial real estate and commercial business assets. The Company has loans outside its normal lending area to three different borrowers in Ft. Worth, Texas in the total amount of $2,736 and $2,919 at September 30, 1997 and 1996, respectively. This portfolio is secured by three commercial properties.

The Company's policy for requiring collateral on single family dwellings is that the loan not exceed 95% of collateral value. In some cases, however, with board approval, 100% of collateral value may be loaned. For commercial and multi-family dwellings, 85% of loan to collateral value is required. For loans on building sites, 80% of loan to collateral value is required. For loans on undeveloped land, 65% of loan to collateral value is required.

The Company sells federal funds to other institutions to maximize interest earned on idle cash. Federal funds sold are unsecured loans to the purchasing institution. In the case of an insolvency, the Company would be at risk for federal funds sold to the insolvent institution. Federal funds sold totaled $1,575 and $5,550 at September 30, 1997 and 1996, respectively.


Note 20 - Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. To the extent they are considered derivatives the Company invests in mortgage backed securities. These mortgage backed securities are purchased with government agencies guarantees from GNMA and or FREDDIE MAC to reduce credit risk. The Company incurs interest rate risk to the extent instruments, purchased at a premium, prepay because of prepayment of the underlying obligations.


Note 21 - Fair Value of Financial Instruments

Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-related Securities - The fair value of longer term investments and mortgage-related securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amounts of stocks with no stated maturity approximate fair value because shares may be redeemed at par.

Loans - The fair value of performing loans is calculated by discounting expected cash flows using an estimated market discount rate for similar loans that would be made to borrowers with similar credit history and maturities. The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a nonperforming asset. Estimated discount rates were based on the probability of loss and the expected time to recovery. Loans with a higher probability of loss were assigned higher risk premiums and were discounted over long periods of time, resulting in lower values.

Accrued Interest Receivable - For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, savings and NOW accounts, and money market and checking accounts is equal to the amount payable upon demand as of September 30, 1997 and 1996. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rate used to compute present values are estimated using the rates currently offered for deposits of similar maturities in the Company's marketplace.

Borrowed Money - Due to the short term maturity of the loans, the carrying amount is a reasonable estimate of the fair value.

Commitments to Extend Credit - The Company does not normally charge fees for commitments to extend credit. Interest rates on commitments to extend credit are normally committed for periods of less than one month. The Company does not normally issue standby letters of credit or other financial guarantees. Outstanding loan commitments and the unused portion of loans in progress totaled $6,979 and $6,373 at September 30, 1997 and 1996, respectively. Unused lines of credit totaled $427 and $506 at September 30, 1997 and 1996, respectively. It is impractical to assign any fair value to these commitments.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:
                                        September 30, 1997  September 30, 1996
                                        __________________  __________________
                                        Carrying    Fair    Carrying    Fair
                                         Amount     Value    Amount     Value
                                        ________  ________  ________  ________
Financial assets:
  Cash and cash equivalents             $  6,053  $  6,053  $  8,860  $  8,860
  Assets available for sale               18,767    18,767    14,887    14,887
  Investments and mortgage
    backed securities                      2,409     2,446     2,571     2,591
  Loans receivable, net                  148,471   151,832   136,805   138,590
  Accrued interest                         1,176     1,176     1,207     1,207
                                        ________  ________  ________  ________
    Total Financial Assets              $176,876  $180,274  $164,330  $166,135
                                        ========  ========  ========  ========
Financial liabilities:
  Deposits                              $143,207  $142,996  $133,071  $132,803
  Borrowed money                           4,989     4,989     2,858     2,858
                                        ________  ________  ________  ________
    Total Financial Liabilities         $148,196  $147,985  $135,929  $135,661
                                        ========  ========  ========  ========

Note 22 - Parent Company Only Financial Information

Condensed financial statements of Texarkana First Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

Condensed Statements of Financial Condition:
For the years ended September 30, 1997 and 1996:               1997     1996
                                                             _______  _______
Assets
  Cash                                                          $152      $49
  Investment securities available for sale                        --    2,382
  Accrued interest receivable                                     --       37
  Dividends receivable                                           500       --
  Federal and state income tax receivable                        208       42
  Investment in subsidiary                                    26,878   27,035
                                                             _______  _______
    Total assets                                             $27,738  $29,545
                                                             =======  =======
Liabilities
  Borrowed funds                                             $    --  $ 2,815
  Accrued expenses and other liabilities                         358      306
                                                             _______  _______
    Total liabilities                                            358    3,121
                                                             _______  _______
Stockholders' equity
  Common stock                                                    20       20
  Additional paid-in capital                                  13,485   13,052
  Common stock acquired by employee benefit plans             (2,208)  (2,147)
  Treasury stock                                              (3,103)  (1,567)
  Unrealized gain (loss) on available for sale securities         81       (8)
  Retained earnings                                           19,105   17,074
                                                             _______  _______
    Total stockholders' equity                                27,380   26,424
                                                             _______  _______
    Total liabilities and stockholders' equity               $27,738  $29,545
                                                             =======  =======

Condensed Statements of Operations:
For the years ended September 30, 1997 and 1996 and
  for the period from July 7, 1995 to September 30, 1995:  1997   1996   1995
                                                          ______ ______ ______
Income:
  Income before equity in undistributed
    earnings of subsidiary                                $  113 $  473 $  127
  Dividends from subsidiary                                3,500     --     --
  Equity in undistributed income of subsidiary              (337) 2,410    649
                                                          ______ ______ ______
    Total income                                           3,276  2,883    776
                                                          ______ ______ ______
Expenses:
  Compensation and employee benefits                         320     89     --
  Management fees                                            221    276     --
  Professional fees                                           20     76     --
  Income tax                                                (201)    (1)    43
  Other                                                       32     42     --
                                                          ______ ______ ______
    Total expense                                            392    482     43
                                                          ______ ______ ______
Net income                                                $2,884 $2,401 $  733
                                                          ====== ====== ======

Condensed Statements of Cash Flow:
For the year ended September 30, 1997 and 1996 and for
  the period from July 7, 1995 to September 30, 1995:   1997    1996    1995
                                                       ______  ______  ______
Operating activities:
  Interest income                                      $  151  $  443  $  100
  Dividends from subsidiary                             3,000      --      --
  Miscellaneous income                                     --       4      --
  Cash paid to suppliers and employees                   (362)   (390)     --
  Interest paid                                           (10)     --      --
  Income tax paid                                          --     (78)     --
                                                       ______  ______  ______
    Net cash provided by (used in)
      operating activities                              2,779     (21)    100
                                                       ______  ______  ______
Investing activities:
  Purchase of subsidiary common stock                      --      --  (9,572)
  Purchase of assets available for sale                    --  (1,997) (1,772)
  Proceeds from sale of assets available for sale       2,399   1,387      --
  Collection of ESOP loan principal                       139      92      24
                                                       ______  ______  ______
    Net cash provided by (used in)
      investing activities                              2,538    (518)(11,320)
                                                       ______  ______  ______
Financing activities:
  Sale of common stock in conversion,
    net of conversion costs                                --      --  19,144
  Purchase of common stock for ESOP plan                   --      --  (1,388)
  Purchase of common stock for employee benefit plans     (59)   (933)     --
  Purchase of treasury shares                          (1,536) (1,567)     --
  Funds borrowed                                        4,435   2,815      --
  Borrowed funds repaid                                (7,250)     --      --
  Dividend and return of capital distributions           (804) (6,263)     --
                                                       ______  ______  ______
    Net cash provided by (used in)
      financing activities                             (5,214) (5,948) 17,756
                                                       ______  ______  ______
Net change during the period                              103  (6,487)  6,536
Cash and cash equivalents at the
  beginning of the period                                  49   6,536      --
                                                       ______  ______  ______
Cash and cash equivalents at the end of the period     $  152  $   49  $6,536
                                                       ======  ======  ======

Reconciliation of net income to net cash
  provided by operating activities:
  Net income                                           $2,884  $2,401  $  733
  Undistributed earnings of subsidiary                     --  (2,410)   (649)
  Excess distributions from subsidiary                    337      --      --
  Amortization of discounts and  premiums                  --     (16)     (3)
  Amortization of employee benefit plans                  199      89      --
  Loss on sale of securities                               --       3      --
  Increase in dividends receivable from subsidiary       (500)     --      --
  Increase (decrease) in income tax payable              (173)    (85)     --
  Increase (decrease) in other receivables and payables    32      (3)     19
                                                       ______  ______  ______
    Net cash provided by(used in) operating activities $2,779  $  (21) $  100
                                                       ======  ======  ======

            TEXARKANA FIRST FINANCIAL CORPORATION
               DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS                               EXECUTIVE OFFICERS


John M. Andres                            James W. McKinney
Managing Partner                          Chairman of the Board and
Thomas & Thomas                           Chief Executive Officer

John E. Harrison                          Donald N. Morriss
President, and                            Vice Chairman of the Board
Chief Operating Officer

Arthur L. McElmurry                       John E. Harrison
Retired CEO                               President, and
Wadley Regional Medical Center            Chief Operating Officer

James W. McKinney                         Travis L. Mauldin
Chairman of the Board and                 Executive Vice President
Chief Executive Officer

Donald N. Morriss                         James L. Sangalli
Chairman and President                    Chief Financial Officer
Offenhauser & Co., Inc.

Josh R. Morriss, Jr.
Retired Chairman
Offenhauser & Co., Inc.






                         BANKING LOCATIONS


                             Main Office

                        Third & Olive Streets
                      Texarkana, Arkansas 71854


                           Branch Offices

611 East Wood Street                      1011 W. Collin Raye Drive
Ashdown, Arkansas 71822                   DeQueen, Arkansas 71832

6th & S. Main                             111 W. Shepherd
Hope, Arkansas 71801                      Nashville, Arkansas 71852

                           STOCKHOLDER INFORMATION



TRANSFER AGENT/REGISTRAR

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, New Jersey 07016
   (800)866-1340



INDEPENDENT AUDITORS

   Wilf & Henderson, P.C.
   1430 College Drive
   P.O. Box 5197
   Texarkana, Texas 75505



SPECIAL LEGAL COUNSEL

   Elias, Matz, Tiernan & Herrick L.L.P.
   734 15th Street, N.W., Suite 1200
   Washington, D.C. 20005



STOCKHOLDER REQUESTS

   Stockholders may request, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing:

        Debbie Rose, Secretary
        Texarkana First Financial Corporation
        P.O. Box 2950
        Texarkana, Arkansas 75505

   Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.



MARKET LISTING

   Shares of the Company's common stock are listed and traded on the American Stock Exchange under the name of Texarkana, symbol "FTF". At September 30, 1997, the Company had approximately 436 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.